Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Three Months Ended September 30,	2001	2000
Numerator:
Net Income	$8,324	$5,573
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	15,717	16,025

Unvested shares of Recognition and Retention Plan	155	310
Common stock equivalents due to the dilutive effect of stock options	1,058	409
Average shares outstanding utilized in the calculation of diluted earnings per share	16,930	16,744

Note: All shares amounts stated reflect the Company's 3-for-2 stock split in the form of a 50% stock dividend that was paid on August 21, 2001.